Response Biomedical Corp.

Form of Proxy - Annual and Special General Meeting to be held on June 21, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 2:00 pm, Pacific Time, on June 17, 2005

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Appointment of Proxyholder	OR
The undersigned "Registered Shareholder" of Response Biomedical Corp. (the "Company") hereby appoint: William J. Radvak, a Director of the Company, or failing this person, Robert Pilz, VP Finance and Chief Financial Officer of the Company,		Print the name of the person you are
appointing if this person is someone other
than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special General Meeting of Response Biomedical Corp. to be held at The Hyatt Regency, 655 Burrard Street, Vancouver, British Columbia on June 21, 2005 at 2:00 PM (Pacfic Time) and at any adjournment thereof.
1. Resolution	For	>	Against	>
To determine the number of Directors at six (6).

2. Election of Directors

			For	Withhold				For	Withhold

01.	To elect as Director, WILLIAM J. RADVAK	>			05.	To elect as Director, STAN YAKATAN	>

02.	To elect as Director, BRIAN G. RICHARDS	>			06.	To elect as Director, SIDNEY BRAGINSKY	>

03.	To elect as Director, DOMINIQUE E. MERZ	>

04.	To elect as Director, DAVID TURNER	>

3. Appointment of Auditors
To reappoint Ernst & Young LLP, Chartered Accountants, as Auditors of the Company for the	For	>	Withhold	>
ensuing year, and authorize the Directors to fix the remuneration payable to the Auditors.

Resolutions Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against
4. To approve matters related to the transition of the Company under the Business Corporations Act (British Columbia), including the adoption of new Articles, removal of 'pre-existing company provisions' and increase in authorized share capital.	>

5. To approve a new stock option plan, including provisions that allow the Company to grant options to its US employees on a tax beneficial basis.	>

6. To transact such other business as may properly come before the Meeting.	>

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Signature(s)

Date

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